SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 _______________

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                              DAVE & BUSTER'S, INC.
                       (Name of Subject Company (Issuer))

                            D&B ACQUISITION SUB, INC.
                       (Name of Filing Persons (Offeror))

                     Common Stock, Par Value $0.01 Per Share
                          (including associated rights)
                         (Title of Class of Securities)

                                    23833N104
                      (CUSIP Number of Class of Securities)

                                   Simon Moore
                                    President
                              D&B Acquisition Sub, Inc.
                         c/o Gibson, Dunn & Crutcher LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 351-4000


   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                            E. Michael Greaney, Esq.
                           Gibson, Dunn & Crutcher LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 351-4000


                            CALCULATION OF FILING FEE
================================================================================

Transaction Valuation*                              Amount of Filing Fee
--------------------------------------------------------------------------------

Not applicable                                      Not applicable
================================================================================


     * Set forth the amount on which the filing fee is calculated and state how it was determined.

     [x] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


     Dave & Buster's Agrees to be Acquired by Management-Led Investment Group

     DALLAS--(BUSINESS  WIRE)--May 30, 2002--Dave & Buster's,  Inc.  (NYSE:DAB -
News), a leading operator of upscale restaurant/entertainment complexes, announced today that it has entered into a definitive agreement under which a group led by its founders and certain members of Dave & Buster's senior executive management, together with Investcorp, a global investment group, and international investors organized by Investcorp will acquire the company.

     Upon completion of the transaction, which is subject to customary conditions and regulatory approval, Dave & Buster's will become a private company operating under the same name and with its headquarters remaining in Dallas, Texas.

     A special committee of three independent, non-employee directors, with the advice of Houlihan Lokey Howard & Zukin, recommended approval of the transaction. Under the terms of the agreement, which have been unanimously approved by the company's Board of Directors, the group will promptly commence a cash tender offer to acquire all of the outstanding shares of Dave & Buster's common stock at a price of $12.00 per share. The total transaction value is approximately $255 million, including the assumption of Dave & Buster's debt. The cash tender offer is subject to the tender of at least 80 percent of Dave & Buster's shares, exclusive of approximately one million shares held by founders and certain members of senior management which will be exchanged for equity securities of the new parent holding company.

     Founded in 1982 and headquartered in Dallas, Texas, Dave & Buster's operates 31 large format, high-volume restaurant/entertainment complexes throughout the United States. The Company additionally has international licensing agreements for the Dave & Buster's concept for the Pacific Rim, Canada, the Middle East, Mexico and Korea. The Company had total revenues of $358.0 million for the fiscal year ended February 3, 2002.

     "We are very excited about this transaction. We believe it is very attractive to, and in the best financial interests of, our shareholders," said Dave Corriveau, co-founder of Dave & Buster's.

     Buster Corley, co-founder of Dave & Buster's, continued, "We are very pleased to have Investcorp as an investment partner. They are an outstanding firm with a proven track record of investing alongside leading branded companies and their managements. We look forward to working with them to continue the expansion of the Dave & Buster's concept both in the U.S. and abroad."

     Steve Puccinelli, a member of Investcorp's Management Committee, said, "We are pleased to be joining forces with the co-founders of Dave & Buster's and members of the company's senior management. Dave & Buster's has been an innovator in combining high-quality food and interactive entertainment. We look forward to working with this very capable management team in continuing to expand this proven concept."

     UBS Warburg and Deutsche Bank are serving as financial advisors to Investcorp and are providing the debt financing for the acquisition.

     About Investcorp

     Investcorp focuses on corporate investments, real estate investments, asset management and technology investments. Since it was established in 1982, the firm has completed transactions with an aggregate value of approximately $20 billion. In the United States, Investcorp and its clients currently own corporate investments that include Neptune Technology Group, Josten's, Werner Holdings, SI Corporation, Stratus Technologies and ECI Conference Call Services. U.S. investments that have been taken public by Investcorp include Prime Service, Tiffany & Co., Circle K Corporation, Saks Fifth Avenue and CSK Auto Corporation. Additional information on Investcorp may be found at www.investcorp.com.

     Safe Harbor for Forward-Looking Statements

     This release contains forward-looking statements that involve assumptions regarding the operations and future prospects of Dave & Buster's. Although Dave & Buster's believes these statements are based on reasonable assumptions, such statements are subject to risk and uncertainty, including, among other things, certain economic conditions and the ability to successfully complete the referenced tender offer. Caution should be taken that these factors could cause the actual results to differ from those stated or implied in this and other communications.

     Note Concerning First Quarter Conference Call

     Today, Thursday, May 30, 2002, at 5:00 p.m. Eastern Time (4:00 p.m. Central
Time), Dave & Buster's will hold its regularly scheduled quarterly conference call to discuss its first quarter 2002 results. The call will be webcast by CCBN and can be accessed at the Dave & Buster's web site at www.daveandbusters.com. In view of the impending commencement of a tender offer, Dave & Buster's has been advised by counsel that public comments about the transaction by the company in advance of the filing of tender offer documents with the SEC would be inappropriate. Therefore, Dave & Buster's regrets that it will be unable to entertain questions from stockholders on the conference call or otherwise prior to the commencement of the tender offer.

     THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF DAVE & BUSTER'S, INC. D&B ACQUISITION SUB, INC. AND D&B HOLDINGS I, INC. HAVE INFORMED DAVE & BUSTER'S, INC. THAT THEY INTEND TO FILE AN OFFER TO PURCHASE AND A LETTER OF TRANSMITTAL WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") RELATING TO THEIR OFFER TO PURCHASE ALL OUTSTANDING SHARES OF COMMON STOCK OF DAVE & BUSTER'S, INC. BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER, ALL STOCKHOLDERS OF DAVE & BUSTER'S, INC. ARE STRONGLY ADVISED TO READ THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL WHEN THESE DOCUMENTS BECOME AVAILABLE AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT THAT WILL BE FILED WITH THE SEC BY DAVE & BUSTER'S, INC. BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION RELATING TO THE OFFER. THESE DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV AND MAY BE OBTAINED FOR FREE FROM D.F. KING & CO., INC. BY CALLING 1-800-628-8528.